Exhibit 99.1

News

FOR IMMEDIATE RELEASE

Bank of Montreal to Redeem $700,000,000 5.10% Series D Medium-Term Notes First Tranche

TORONTO, March 3, 2016 – Bank of Montreal (TSX:BMO)(NYSE:BMO) today announced its intention to redeem all of its $700,000,000 Series D Medium-Term Notes First Tranche (the “Notes”) on April 21, 2016. The Notes are redeemable at par together with accrued and unpaid interest to, but excluding, the redemption date.

Notice will be delivered to holders of the Notes in accordance with the terms outlined in the Notes prospectus.

About BMO Financial Group

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America. With total assets of $699 billion as of January 31, 2016, and close to 47,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

For News Media Inquiries:

Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996

Valerie Doucet, Montreal, valerie.doucet@bmo.com, (514) 877-8224

For Investor Relations Inquiries:

Lisa Hofstatter, Toronto, lisa.hofstatter@bmo.com, (416) 867-7019

Christine Viau, Toronto, christine.viau@bmo.com, (416) 867-6956

Internet: www.bmo.com                             Twitter: @BMOMedia